SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 2 April 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



April 2, 2003


                           BP 1Q 2003 TRADING UPDATE

This trading update is aimed at providing an overview of the revenue and trading conditions experienced by BP during the first quarter ending March 31, 2003.
The first quarter margin, price, realisation, cost and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on April 29, 2003. The statement is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

Exploration and Production

Marker prices



                                                             1Q'03          4Q'02          1Q'02


Brent dated ($/bbl)                                          31.47          26.88          21.13

WTI ($/bbl)                                                  34.00          28.31          21.54

ANS USWC ($/bbl)                                             33.16          26.86          19.76

US gas Henry Hub first of month index ($/mmbtu)               6.53           3.99           2.35

UK gas price - National Balancing Point (p/therm)            21.28          19.09          19.22



Compared to 4Q'02, liquid realizations are expected to move broadly in line with the change in marker prices. Compared to 4Q'02, the Henry Hub gas marker price is expected to increase by $2.54/mcf. However, US gas realizations are projected to be up approximately $2.00/mcf, due to a widening of basin differentials.

Gas, Power and Renewables

North American gas marketing margins are expected to be significantly up on 4Q'02. NGL margins are expected to be similar to 4Q'02.

Refining and Marketing


Refining Indicator Margins ($/bbl)


                                                             1Q '03         4Q '02        1Q '02

USA

- West Coast                                                 6.77           3.95          5.43

- Gulf Coast                                                 6.14           2.98          2.04

- Midwest                                                    4.14           4.09          2.06

North West Europe                                            3.70           2.19          0.09

Singapore                                                    2.98           1.41          0.20

Refining Global Indicator Margin* ($/bbl.)                   4.52           2.76          1.64


*The refining Global Indicator Margin(GIM) is a weighted average based on BP's portfolio. Actual margins may vary because of refinery configuration, crude slate and operating practices.


1Q'03 refining margins are expected to be higher than 4Q'02, with some offset from a significant increase in utility costs. The marketing environment is projected to be down in 1Q'03 vs. 4Q'02 due to economic slowdown and normal seasonal variations.


Chemicals

Weighted Chemicals Indicator Margin ($/te)


1Q'03                   4Q'02                   3Q'02                   1Q'02

n/a                     100                     120                      80

*The Chemicals Indicator Margin is a weighted average of externally-based product margins. It is based on market data collected by Nextant (formerly Chem Systems) in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.


Chemicals margins in 1Q'03 are expected to be sharply lower than in 4Q'02, due to feedstock costs rising more rapidly than prices for the majority of petrochemical products.


Stock Purchases

During the quarter the company purchased for cancellation 154.9 million of its shares at a cost of around $1 billion. Shares in issue as at 27 March '03 were 22,242 million.

                                    - ENDS -


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 2 April 2003               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary